Exhibit 99.1

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Completes Acquisition of GE Capital Aviation Services from GE

Strategic combination positions AerCap as the worldwide industry leader across all areas of aviation leasing: aircraft, engines and helicopters

DUBLIN, November 1, 2021 – AerCap Holdings N.V. (“AerCap”) (NYSE: AER), the global leader in aircraft leasing, announced today that it has completed its acquisition of the GE Capital Aviation Services business (“GECAS”) from General Electric (NYSE: GE).

The acquisition positions AerCap as the worldwide industry leader across all areas of aviation leasing: aircraft, engines and helicopters. The combined company will serve approximately 300 customers around the world and will be the largest customer of Airbus and Boeing.

AerCap now has a portfolio of over 2,000 aircraft, over 900 engines and over 300 helicopters, as well as an order book of approximately 450 of the most fuel-efficient and technologically advanced aircraft in the world. The aircraft fleet represents approximately 90% of the assets of the combined company. New technology aircraft are expected to make up 75% of the aircraft fleet by 2024.

“Completion of this transaction represents an important milestone for AerCap that will generate benefits for our customers, partners, employees and investors for many years to come,” said Aengus Kelly, Chief Executive Officer of AerCap. “In GECAS, AerCap has acquired the right business, for the right price, at the right time, as air travel continues to recover from the pandemic and demand for aircraft leasing continues to accelerate.”

Mr. Kelly continued, “Many years of dedication and commitment by AerCap and GECAS’s hard-working teams have produced an expanded portfolio comprised of the industry’s most in-demand aviation assets. Our scale and capabilities enable us to provide comprehensive, innovative, and tailor-made fleet solutions to our customers that are unrivaled in the leasing industry. I would like to thank Larry Culp and his team at GE and the entire team at GECAS, led by Greg Conlon, for their support and cooperation throughout this process,” Mr. Kelly concluded.

“The combination of GECAS and AerCap will deliver significant value for both companies and their stakeholders,” said H. Lawrence Culp, Jr., Chairman and CEO of GE. “This strategic transaction marks significant progress in GE’s transformation to a more focused, simpler, stronger high-tech industrial company, and I’d like to thank AerCap and the exceptional GECAS team for their support in creating the combined company that will better serve customers around the world.”

Transaction Highlights
Under the terms of the transaction agreement, General Electric received 111.5 million newly issued AerCap shares, approximately $23 billion of cash and $1 billion of AerCap notes. General Electric now owns approximately 46% of AerCap’s outstanding shares.

In connection with the transaction, Jennifer VanBelle has joined the Board of Directors of AerCap, bringing the number of members serving on AerCap’s Board of Directors to 10.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

Advisors
Citi and Morgan Stanley acted as financial advisors and Cravath, Swaine & Moore LLP, NautaDutilh N.V. and McCann Fitzgerald LLP acted as legal advisors to AerCap.

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle, Toulouse and other locations around the world.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events, including the impacts of, and associated responses to: the Covid-19 pandemic; our ability to successfully integrate GECAS’ operations and employees and realize anticipated synergies and cost savings; and the potential impact of the consummation of the proposed GECAS transaction on relationships, including with employees, suppliers, customers and competitors. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit www.aercap.com and follow us on Twitter www.twitter.com/aercapnv.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland